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                NYSEG AND PUBLIC SERVICE COMMISSION STAFF REACH
                 AGREEMENT ON PRINCIPLES TO GOVERN COMPETITION

FOR IMMEDIATE RELEASE

BINGHAMTON, NY, JULY 30, 1997 -- New York State Electric & Gas Corporation ("NYSEG") (NYSE: NGE) announced today that it has reached an agreement with the New York Public Service Commission Staff on the principles to govern a settlement of the utility's proceeding to establish the terms on which competition will be promoted in its service territory.

"This is an important milestone in our transition to competition. It presents the most aggressive plan in the state for implementing 'customer choice' and reinforces our commitment to competition," said Wes von Schack, NYSEG's Chairman, President, and CEO.

According to the agreement, "The settlement meets all of the PSC's rate goals. It encourages economic development and freezes prices under a hard five-year price cap. The aggregate value of the revenue concessions is nearly $600 million."

The agreement includes the following features:

    - NYSEG, whose electric rates have not increased since 1995, will forego previously approved price increases for residential and commercial customers totaling 6% that were scheduled to become effective in August of 1996 and 1997. These prices will be frozen through July 31st, 2002;

    - Rates for large-use industrial and commercial customers will be reduced by 5% each year for the next five years;

    - A retail choice program will proceed, under which all customers will be permitted to buy electricity in a competitive marketplace by August 1, 1999;

    - An extension of the current natural gas settlement through July 31st, 2002. This will freeze prices which are already among the lowest in the northeast; and

    - NYSEG will separate its fossil fuel generation into an unregulated subsidiary. The fossil generating units will be subject to an auction process in which the Company can participate. Value achieved as a result of the auction process will also benefit customers.

In addition to the above there is the potential to reduce prices another 9% since the Company intends to pass back to customers savings from renegotiation of non-utility generator contracts and the passage of securitization legislation. Furthermore, if the legislature approves the replacement of the gross receipts tax with a "profits-based tax" electric prices may be reduced another 3.1%. The combined effect of all these actions will be a reduction in average electric prices of approximately 20% from previously authorized levels.

"This plan moves the State aggressively toward competition, provides considerable price reductions, and improves economic development potential. The real price of electricity could be reduced by 35% over the next five years when inflation is factored into our plans stated above. For our natural gas business, the real price of natural gas will decrease 15% over the same period of time," said von Schack.

This process began in the fall of 1996, when all investor-owned electric utilities in New York, with the exception of LILCO and Niagara Mohawk, were ordered to submit plans for the transition to open competition. Since that time, NYSEG has been in settlement discussions with the PSC Staff. While NYSEG and the Staff litigated this matter after the formal negotiation period expired, settlement discussions continued, which resulted in this accord.

This agreement will now be presented to all the interested parties and an Administrative Law Judge, with the expectation of a Commission decision by the end of October.

Contact: Katherine Karlson, NYSEG Corporate Communications: (607) 762-7976.

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